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COMMONWEALTH BANK’S ‘WHICH NEW BANK’ PROGRESS
GATHERING MOMENTUM

19 May 2004: In a quarterly update to analysts and staff, Commonwealth Bank CEO David Murray has announced that the implementation of the ‘Which new Bank’ customer service vision is on schedule, with the Bank expected to complete all major June milestones as planned.

Strong support from Commonwealth Bank staff and a positive response from customers in the form of strengthening relationships have boosted confidence prior to commencing the implementation of the most important activities.

“As we said at the launch of this initiative, ‘Which new Bank’ is a fundamental stage in the Bank’s continuous value creation process and it requires dedication and hard work. Clearly, the efforts we are putting in have started paying off as planned, and in some cases we have exceeded initial targets. Looking ahead, we want to carry this through to 2005 and 2006. We are travelling well, but more is to be done and we are not complacent nor do we underestimate the challenges and the complexity of this work,” David Murray said.

The ‘Which new Bank’ service transformation is centred on three themes: customer service, engaged people and simple processes. Within these, 20 workstreams govern over 100 individual initiatives, covering all aspects of the Bank’s business. Over the three-year life of the program, ‘Which new Bank’s’ goal to improve customer service is expected to result in a compound annual EPS growth of greater than ten percent, compound annual productivity improvements of 4-6% , profitable market share growth across major product lines, and an increase in dividends per share each year.

The first seven months of the program have been both a design and execution period, with the capture of early opportunities already generating $188 million in benefits by the end of last month. With the design of the major initiatives now about to be finalised, the program will move into the implementation phase for these. Targets set for the period to June are all expected to be reached on schedule.

Total spend on the program to April was $387 million, with average monthly expenditure expected to accelerate in the final months of the second half of this financial year as major initiatives, such as branch refurbishment, CommSee and NetBank gather pace.

Mr Murray indicated that the achievements to date were giving the Bank considerable certainty it would exceed the committed benefits for 2004. “On the evidence of our benefit realisation so far, we also expect to realise the targets we have set out for fiscal 2005 and 2006,” he said.

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David Murray provided a brief overview of the key initiatives for the period, singling out CommSee as a good example of better processes, supported by engaged people, producing a better customer service. “The move from multiple disparate systems to a new unified service information system used by our staff, which gives a single view of customers, is assisting our people to fulfil the basic servicing needs of customers. It enables staff to provide a more proactive service, which is more relevant to customer requirements occurring at key stages in people’s lives,” he noted.

Mr Murray indicated that other initiatives will be playing an equally important role in the later stages of the program, but that the impact of the examples he provided was clear and visible. “Strength of relationship scores for Commonwealth Bank customers have improved substantially from December to March and we take that as early evidence of the positive reaction to ‘Which new Bank’. The score demonstrates the customer’s intention to grow his or her relationship with us and that is the cornerstone of market share improvements down the line. In the meantime, we are happy that generally our market shares are stable during the period’s transformation activities,” he said.

“We will complete all our major June milestones, we are likely to exceed the benefit targets for that period and we are now moving towards the implementation of the most important activities, setting the tone for our emphasis on delivering in 2005 and 2006. There remains a lot to be done but we have already made measurable progress in all key customer, people, and process areas. And that gives us extra confidence in our ability to deliver on ‘Which new Bank’,” Mr Murray concluded.

ENDS

For further information, please contact:

Bryan Fitzgerald
General Manager Media and Community
Telephone (02) 9378 2663

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Overview of key initiatives

Service and sales management
 Service and sales management initiatives have centred on regular staff meetings to explore service improvements in specific client segments and a bank-wide approach to referrals. The resulting service drive has also been reinforced through improved reporting, performance measurement, incentivisation and clearer recognition methods. Results after implementation at a national level are encouraging, with products sales per employee up by 16% and cross sales up 27% after eight weeks.

CommSee
 The Bank’s CommSee service and sales solution has recorded promising feedback from 250,000 Tasmanian customers after a prototype went live in February. Both staff and customer reactions have been positive and CommSee is now expected to go national in early 2005, after further functionality and process improvements. All of the Commonwealth Bank’s customers are in line to benefit from the CommSee introduction by the end of that year.

Performance culture
 The performance culture needed to support the transformation has focused on six distinct principles: providing clear and decisive leadership, empowering people and making them accountable, encouraging learning and development, promoting trust and team spirit, demonstrating discipline and excellence, and creating a challenging and innovative environment. Evidence that staff have responded well to the promotion of these principles is emerging in the form of a clear improvement in the results of the Bank’s monthly staff tracking survey.

CommWay
 The introduction of the CommWay approach to continuous improvement of processes and operations in the form of five pilots and extensive staff training appears to be producing immediate results. CommWay’s initial focus on volume processing with direct customer impact outcomes has yielded a 25% improvement in cheque processing times, in turn resulting in 15% productivity improvements.

Home Loan End to End
 The home loan end to end project is about the whole home loan process from approval to settlement. Substantial improvements have been made to the processing, turnaround and servicing of home loans through the Home Loan End to End project. This has led to increased customer loyalty, with faster document production and the introduction of new products encouraging the Bank’s customers to keep their home loans with the Commonwealth Bank, rather than refinancing with its competitors.

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